UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of March, 2003

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Ian S. Walton"

Date  April 8, 2003

By:   IAN S. WALTON, Executive Vice-President

and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (06-01)

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The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: change in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions and any other information which the registrant deems of material importance to security holders.

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If a report furnished on this Form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the Form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 FR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  2  - 2003

March 10, 2003

FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER ENCOURAGING RESULTS FROM CASA BERARDI

Aurizon Mines Ltd. is pleased to report further results from its drill campaign at the Casa Berardi project in northwestern Quebec.  Five of the eight holes drilled into zones 118-120 intersected gold values in the vicinity of the Casa Berardi fault including one which intersected 35.4 grams of gold per tonne over 6.2 metres.

Follow up drilling along zones 118-120

The 118-120 zones, which cover an area of 500 metres by 500 metres, are located 300-700 metres east of the West Mine known resources along the dip extension of the Principal zone, 500 to 1000 metres below surface.

Gold mineralization is mainly associated with fine grain pyrite and arsenopyrite in quartz veins and veinlets, quartz-carbonate stockworks, and sulfide rich schists and vein stockworks.  Larger veins are developed close to the Casa Berardi fault. Gold grains are observed locally.

Five holes intersected mineralization near the Casa Berardi fault.

Holes S62B and S72B intersected the fault approximately 950 metres below surface.  Gold is associated within sulfide rich schist and vein stockwork along the hanging wall of the vein

Holes S74 and S74A intersected the fault approximately 750 and 650 metres below surface.  Gold is associated with coarse grain quartz vein stockwork.  The quartz vein has the same characteristics as previously reported holes S28, S28A, S28B, S73, S73A, S73B.  These holes all fall along the same section.

Hole S77C which returned 35.4 grams of gold per tonne over 6.2 metres intersected a quartz stockwork with strongly disseminated arsenopyrite. This high grade intersection is situated 40 metres south of the fault, which is consistent with previously reported hole S68B, located approximately 30 metres above, which intersected 6.8 grams of gold per tonne over 4.2 metres.  Hole S77C also intersected a 2 metre quartz vein

Aurizon Mines Ltd.
March 10, 2003
Aurizon Reports Further Encouraging Results from Casa Berardi near the fault approximately 50 metres east of previously reported holes S63, S63A and S63B.  Assays are still pending.

Holes S75, S76 and S77 did not return any significant results.  Wedge holes S77A and S77B were not completed.

Other economic intervals are present between the Casa Berardi fault and the South fault.  Mineralization is developed in quartz veins less than one metre in width, with disseminated sulfides.  The current wide drill spacing does not permit a correlation of these results.

Summary

Aurizon is in the final stages of completing the deep exploration program, initiated in 2002, to expand resources and ultimately increase the reserves to a level sufficient to extend the projected mine life beyond 7.5 years.  An additional $2.0 million program has been approved for the current year, which will focus on the extensions of zone 113 and zones 118-120 up to 1500 metres east of the proposed shaft; and on deep exploration targets east and below known resources and reserves.

Aurizon is currently using two drill rigs in the 118-120 area in order to develop the geometry and extension of these new zones.  One rig is currently testing 50 to 100 metres east of hole S28, drilled in 1999, which returned 26.4g/tonne gold over 10.9 metres.  The second rig is testing the updip extension of the newly released hole S77C which returned 35.4g/tonne gold over 6.2 metres.  Completion of this phase of the drilling program, which has been delayed due to the winter conditions, will be followed by a resource estimation in the second quarter of 2003.

In addition, Aurizon has initiated an underground exploration program, to access the 113 zone in order to increase the level of confidence on the grade and continuity of the ore.  Rehabilitation and preparation work is in progress.  Development should commence early in the second quarter.

Quality control

Drill core assays are performed on split or saw half core with standard fire assay procedures and gravimetric finition. Assay checking is performed on the pulp and rejects on any sample yielding greater than 1.0g/tAu. Primary assaying is performed by Laboratoire Bourlamaque of Val-d'Or, active in the mining industry since 1935. Chemex of Val-d'Or provides external referring assaying on rejects.

Drill hole planning, implementation and the quality control program is supervised by Michel Gilbert, Eng. M.Sc.A, General Manager, who is an appropriately qualified person as defined by National Instrument 43-101.

Aurizon Mines Ltd.
March 10, 2003
Aurizon Reports Further Encouraging Results from Casa Berardi

Additional Information

A sketch indicating the location of the drill holes described herein is attached to this news release. If you are unable to view this information, please download the news release from Aurizon's website at http:/www.Aurizon.com to which it is attached or contact the Company at the numbers listed below. All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is debt free with working capital of approximately $11 million.  Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.Aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Aurizon Mines Ltd. March 10, 2003 Aurizon Reports Further Encouraging Results from Casa Berardi Page 4
Casa Berardi Project 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
118-120 section area
Newly Reported	S62B	Casa Berardi Fault	11960	1209.0	1273.5	64.5	64.5	1.9
		including	11960	1221.0	1224.0	3.0	3.0	7.7
		including	11962	1260.0	1272.0	12.0	12.0	4.9
		including	11962	1263.0	1267.5	4.5	4.5	7.9

	S72B	Casa Berardi Fault	11914	1222.5	1227.6	5.1	5.1	2.9

	S74	Casa Berardi Fault	11834	837	840	3	2	7.6
		Isolated vein	11847	604.5	609.0	4.5	4.3	7.3

	S74A	Casa Berardi Fault	11840	753.0	762.0	9.0	6.0	3.6
		including	11840	757.5	760.5	3.0	2.0	8.9
		Isolated vein	11849	589.5	594.0	4.5	3.4	3.2

	S75	Casa Berardi fault	11866	974.4	978.5	4.1		0.4

	S76	Casa Berardi fault	11935	472.4	474.0	1.6		0.7

	S77	Casa Berardi fault		754.5	759.3	4.8		0.8
		Isolated vein	12043	727.8	729.0	1.2	1.2	2.7

	S77C	Casa Berardi fault	12044	696.3	702.6			assays pending
		South vein	12045	640.5	646.7	6.2		35.4

Previously reported	S62		11950	1210.0	1325.0	115.0	115.0	1.3
		including		1221.9	1227.0	5.1	5.0	5.0
		including		1304.5	1308.8	4.3	4.0	6.1

	S62A		11950	1302.9	1323.4	20.5	17.0	4.0
		including		1302.9	1310.0	7.1	6.0	6.1

	S63		12000	520.0	521.7	1.7	1.0	12.1
				654.0	677.0	23.0	20.4	4.1
		including		655.7	668.0	12.3	10.9	7.0

	S63A		12000	656.0	667.0	11.0	9.7	6.9
		including		656.0	660.0	4.0	3.5	12.7

	S63B		12000	513.0	514.6	1.6	1.6	9.7
			12000	644.9	655.7	10.8	9.6	7.5
		including		644.9	650.9	6.0	5.3	10.9

	S64		12350	1042.3	1051.7	9.4	9.4	3.3
		including		1046.1	1051.7	5.6	2.6	6.4

	S65		12150	588.3	591.4	3.1	2.7	16.0

	S65A		12150	575.7	578.0	2.3	1.8	7.4

Aurizon Mines Ltd. March 10, 2003 Aurizon Reports Further Encouraging Results from Casa Berardi Page 5
Casa Berardi Project 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
Previously reported	S66C	Casa Berardi Fault	11669.5	1029.0	1045.5	16.5	13.4	0.5
		North domain	11669.5	1057.1	1079.4	22.3	18.2	2.7
		including	11669.5	1066.5	1079.4	12.9	10.5	3.7
		including	11669.5	1072.5	1079.4	6.9	5.7	5.0

	S66D	Casa Berardi Fault	11688	1118.6	1119.4	0.8		ns
		North domain	11688	1129.5	1140.0	10.5	8.5	3.6
		including	11688	1133.0	1137.0	4.0	3.4	5.2

	S68B		12100	631.5	641.6	10.1	10.1	4.2
		including		637.4	641.6	4.2	4.2	6.8
				693.0	698.1	5.1	4.0	3.3

	S70			604.2	606.3	2.1		10.5
			12100	911.5	927.5	16.0	15.3	3.7
		including		916.6	921.8	5.2	3.9	8.2

			11950	783.3	793.2	9.9	6.5	3.1
	S71	including	11950	783.3	787.5	4.2	2.8	5.1

	S71A	Isolated vein	11971	599.5	600.5	1.0		21.3
		Casa Berardi Fault	11971	750.0	758.5	8.5	6.0	1.4

	S72	Isolated vein		1107.0	1108.5	1.5		49.5
		Casa Berardi Fault	11932	1233.0	1257.6	24.6	22.0	4.2
		including	11932	1239.9	1249.5	9.6	8.4	7.5
		including	11932	1239.4	1239.9	0.5		27.4
		including	11932	1243.5	1245.0	1.5		31.0

	S72A	Casa Berardi Fault	11916	1219.5	1233.5	14.0	13.0	2.9
		including	11916	1224.0	1230.0	6.0	5.6	6.6

	S73	South domain (open)	11890	55.9	63.0	7.1		2.5
		Isolated vein	11876	435.8	441.0	5.2		4.9
		including	11876	435.8	437.0	1.2		19.1
		Isolated vein	11865	671.0	672.0	1.0		37.1
		Casa Berardi Fault	11865	679.0	685.5	6.5	4.0	13.6
		including	11865	682.2	685.5	3.3	2.0	26.0

	S73A	Casa Berardi	11864	672.0	677.0	5.0	4.0	2.9
		including	11864	672.0	673.8	1.8	1.5	7.6

	S73B	Casa Berardi	11865	657.80	660.0	2.20	1.80	3.50
Hole S65B, S66, S66B, S67B, S68, S68A did not return any significant results

Aurizon Mines Ltd. March 10, 2003 Aurizon Reports Further Encouraging Results from Casa Berardi Page 6
Casa Berardi 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
Semi massive sulphide zone
Previously reported	S71A	Sulphide horizon 1	11971	490.5	517.1	26.6		0.2

	S73	Sulphide horizon 1	11872	55.9	63.0	7.1		2.5

	S67	Sulphide horizon 1	11775	478.5	534.5	56.0	33.0	3.7
		including		495.0	503.3	8.3	4.9	9.5

		Sulphide horizon 1	11775	477.2	508.5	31.3	26.8	2.8
	S67A	including		477.2	481.0	3.8	3.3	7.4
		including		503.5	507.0	3.5	3.0	5.1

	S71	Sulphide horizon 1	11950	495.1	523.4	28.3	15.7	0.4

	S70	Sulphide horizon 2	12200	461.7	471.0	9.3	7.0	2.0

113 area		South fault	11200	1065.0	1066.5	1.5		34.0
Previously reported	S69A	Casa Berardi Fault		1246.7	1247.5	0.8		7.5

Holes S39A, S39B, S39C, S69 did not return any significant results

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  3  -  2003

JOINT PRESS RELEASE

FOR IMMEDIATE RELEASE

March 18, 2003

SHAFT DEEPENING PROCEEDS AT THE SLEEPING GIANT MINE

Cambior Inc. and Aurizon Mines Ltd., co-owners of the Sleeping Giant mine located near Amos in northwestern Quebec, are pleased to announce the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters.  The total investment will be in the order of Cdn $7 million and will be incurred between the first quarter of 2003 and the third quarter of 2004.  The investment also includes lateral and vertical development, the establishment of diamond drilling bases to verify the potential extensions of currently known mineralized zones or other mineralized zones below level 785, as well as the purchase of equipment.  Shaft deepening and development work will not disturb the scheduled production rate of the Sleeping Giant mine.

The decision to proceed was made given the results of a significant deep drilling program that began in 2001 and allowed the discovery of new mineralized zones, Zones 6, 7, 8 and 18; Zone 8 is the most significant.  In addition, this drilling program allowed the identification of significant mineral resources between levels 785 and 975.

Mineral reserves and resources

The shaft deepening will permit the access at depth to 77,000 tonnes of probable mineral reserves at a grade of 12.2 g Au/t and 192,000 tonnes of inferred mineral resources at a grade of 10.3 g Au/t.  The table below indicates mineral reserves and resources as of February 1, 2003.

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The deep drilling program has been fruitful with the identification of enough mineral reserves and resources at depth to justify the shaft deepening to access Zones 8 and 30 from three additional levels.  The shaft deepening will allow the extension of the mine life by two years, maintain the employment of over 200 people in the region and allow the continuation of the exploration program at depth".

David P. Hall, President of Aurizon Mines Ltd., stated: "We are pleased with the discovery of additional ounces and extension of mine life at Sleeping Giant.  The increased mine life provides an opportunity to find more ounces within reach of the infrastructure".

Qualified persons

The mineral reserve and resource estimates were calculated by the technical personnel of the Sleeping Giant mine under the supervision of Francois Blanchet, P. Eng., Chief Geologist and Daniel Vallieres, P. Eng., Chief Engineer of the Sleeping Giant mine. Mr. Blanchet and Mr. Vallieres are "qualified persons"1  employed by Cambior.

Results are subjected to a quality control program.  This program includes rigorous on-site control and a program of duplicate assays and control samples, including check assays on 5% of the drill-core samples from the mineralized zones by an independent laboratory, in this case Laboratoire Bourlamaque Ltee of Val d'Or.  To date, all the results of the samples re-assayed by Laboratoire Bourlamaque corroborated the mine's analyses.  This laboratory, as well as that of the Sleeping Giant mine, uses the fire assay technique followed by the atomic absorption method, as per industry standards.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F, and in Aurizon's Annual Report on Form 20-F.  A copy of Cambior's 2001 Form 40-F and Aurizon's 2001 Form 20-F are available to shareholders, free of charge, upon written request addressed to the Investor Relations Department of each Company.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas.  Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

Aurizon Mines Ltd. is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

_________

1  A "qualified person", as defined by National Instrument 43-101, is an individual who is an engineer or geoscientist having at least five years experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has the experience relevant to the subject matter of the mineral project and the technical report and is member in good standing of a professional association.

This press release contains certain "forward-looking statements", including, but not limited to, the statements relating to the shaft deepening work, the time required to complete the shaft deepening, the production targets and timeline, the capital expenditures and the mineral reserve and resource estimates of the Company. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC. Robert LaValliere Manager - Investor Relations Tel. : (450) 677-2699 Fax : (450) 677-3382 E-mail : info@cambior.com Website : www.cambior.com PR-2003-12	AURIZON MINES LTD. Patrick Soares, Manager - Investor Relations Tel : (604) 687-6600 Toll-free : 1-888-411-GOLD Fax : (604) 687-3932 E-mail : info@aurizon.com Website : www.aurizon.com

Shaft deepening - Sleeping Giant Mine

INFRASTRUCTURE AND DEVELOPMENT

Zone 30
Shaft
Zone 8
Level 785
Level 855
860 m
Level 915
Level 975
1 060 m
N
W
E
S